UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

74765E 10 9

(CUSIP Number)

Quantum Fuel Systems Technologies Worldwide, Inc.

17872 Cartwright Road, Irvine, CA 92614

Phone: (949) 399-4500

Attention: W. Brian Olson

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), 13d-(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entity Only). Douglass C. Goad
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With

  7.    Sole Voting Power

                2,689,909

500,000 of such shares are subject to forward stock purchase agreements and pledge agreements

  8.    Shared Voting Power

                None

  9.    Sole Dispositive Power

                2,689,909

500,000 of such shares are subject to forward stock purchase agreements and pledge agreements

10.    Shared Dispositive Power

                None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,689,909 shares of common stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%*
14.	Type of Reporting Person IN

*	The calculation of the foregoing percentage is based on 52,733,926 shares of Quantum Fuel Systems Technologies Worldwide, Inc. common stock outstanding as of March 18, 2005.

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This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission with respect to Quantum Fuel Systems Technologies Worldwide, Inc. (“Quantum”) on March 31, 2005 (the “Schedule 13D”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Only those Items that are amended or supplemented are reported herein. Except as amended and supplemented herein, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

Item 4: Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following paragraphs:

On each of April 13, 2005 and April 15, 2005, Mr. Goad entered into a two-year forward stock purchase agreement, the form of which is attached hereto as Exhibit 10.3 (the “Purchase Agreement”), with UBS Securities LLC (“UBS”), relating to the disposition under each Purchase Agreement by Mr. Goad of not more than 250,000 shares (each set of 250,000 shares, the “Forward Shares”) of Quantum common stock, $0.001 par value per share (the “Common Stock”), held by Mr. Goad. Each Purchase Agreement provides for an up-front cash payment by UBS to Mr. Goad. The amount of such payment will be based upon the volume weighted average of the per share prices at which UBS sells short Common Stock of Quantum in order to establish UBS’s initial hedge of the price and market risk undertaken by UBS under the applicable Purchase Agreement. On the settlement date for each Purchase Agreement (approximately two years following the applicable cash payment to Mr. Goad), Mr. Goad will be obligated to deliver a specified number of shares of Common Stock of Quantum or instead make a cash settlement. In exchange for the cash payment and to secure the obligations of Mr. Goad under each Purchase Agreement, on each of April 13, 2005 and April 15, 2005, Mr. Goad pledged the applicable Forward Shares to UBS pursuant to a pledge agreement, the form of which is attached hereto as Exhibit 10.4 (the “Pledge Agreement”), with UBS and UBS AG, Stamford Branch, as Collateral Agent (the “Collateral Agent”). Each Purchase Agreement provides that Mr. Goad will participate in a portion of such appreciation in the price of the Common Stock, if any, over the period of such Purchase Agreement, through a reduction in the number of the applicable Forward Shares (or under certain circumstances, the cash equivalent of the applicable Forward Shares) to be delivered on the applicable settlement date. If there is no such appreciation, or if the price of the Common Stock decreases over the period of a Purchase Agreement, then all 250,000 of the applicable Forward Shares (or under certain circumstances, the cash equivalent of the applicable Forward Shares) will be delivered by Mr. Goad on the applicable settlement date. The amount of cash or Forward Shares to be delivered by Mr. Goad on the settlement date of each Purchase Agreement (which, under certain circumstances, may be less than two years) will be calculated according to a formula set forth in the applicable Purchase Agreement.

Item 5. Interest in Securities of the Issuer

(a)(b) Ownership of Shares:

The following information with respect to the ownership of the shares by the reporting person is provided as of the date of this Statement.

Amount beneficially owned: 2,689,909 shares (500,000 of such shares are subject to Purchase Agreements and Pledge Agreements)

Percent of class: 5.1% (based on 52,733,926 shares of Quantum Common Stock outstanding as of March 18, 2005).

Number of shares as to which the reporting person has:

(i)	Sole power to vote or to direct the vote: 2,689,909 shares (500,000 of such shares are subject to Purchase Agreements and Pledge Agreements)

(ii)	Shared power to vote or to direct the vote: None.

(iii)	Sole power to dispose or to direct the disposition of: 2,689,909 shares (500,000 of such shares are subject to Purchase Agreements and Pledge Agreements)

(iv)	Shared power to dispose or to direct the disposition of: None.

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(c) During the last 60 days, Mr. Goad has effected the following transactions in Quantum Common Stock:

Item 5c(c) of the Schedule 13D is hereby supplemented by adding the following:

See Item 4.

(d) Any other person known to have the right to receive or the power to direct dividends:

Under each Pledge Agreement, the Collateral Agent is entitled to receive and retain as collateral, for the benefit of UBS, all dividends and other payments and distributions that are received with respect to the applicable Forward Shares. Under each Purchase Agreement, UBS is entitled to receive payments from Mr. Goad equal to the amount of dividends received by Mr. Goad with respect to the applicable Forward Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented by adding the following:

See Items 4 and 5(d).

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented by adding the following:

Exhibit No.	Description
10.3	Form of Stock Purchase Agreement between Douglass C. Goad and UBS Securities LLC

10.4	Form of Pledge Agreement among Douglass C. Goad, UBS Securities LLC and UBS AG, Stamford Branch, as Collateral Agent

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 15, 2005

By:	/s/ Douglass C. Goad
Douglass C. Goad

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